UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Acquisition of Majority Interest in Smart Bridge Technology Limited

On June 20, 2025, Sagtec Global Limited (the “Company”) issued a press release announcing that it has entered into a Share Sale Agreement (“SSA”) with VCI Global Limited (NASDAQ:VCIG) (“VCI Global”) to acquire an 80% equity stake in Smart Bridge Technology Limited (“Smart Bridge”), a company limited by shares incorporated in the British Virgin Islands. The transaction is expected to complement the Company’s hospitality and point-of-sale (POS) infrastructure, enabling immediate integration and monetization.

Pursuant to the SSA, the purchase consideration shall be US$17,600,000 and will be paid in newly issued ordinary shares of the Company up to the maximum amount that would result in VCI Global beneficially owning 9.9% of the number of shares of the Company. The number of shares to be issued will be determined on an issue price calculated based on the five-day volume weighted average price ("5-day VWAP”) of the Company’s shares immediately preceding the date of the SSA. Any remaining portion of the purchase consideration shall be made by either a cash payment, or a further allotment and issuance of the Company’s shares, with the number of such shares to be determined based on the 5-day VWAP of the Company’s shares immediately preceding the date of payment election.

The consummation of the transaction is subject to the other conditions precedent closing set forth in the SSA. For more details of the transaction, please refer to the SSA, which is filed as Exhibit 10.1 to this report on Form 6-K and is incorporated herein by reference. A copy of the press release is furnished as Exhibit 10.2.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Share Sale Agreement dated June 20, 2025 between the Company and VCI Global
10.2	Press Release, dated June 20, 2025, titled “Sagtec Finalizes Strategic AI Acquisition to Accelerate SaaS Revenue and Multi-Sector AI Deployment”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: June 20, 2025

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